U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                     Filed pursuant to Section 16(a) of the
                        Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


[ ] Check this box if no longer
    subject to Section 16.  Form 4
    or Form 5 obligations may
    continue.  See Instruction 1(b).


1.   Name and Address of Reporting Person
     Kniff          Stewart           J.
     (Last)         (First)        (Middle)

     5959 Comstock Park Drive
                    (Street)

     Comstock Park  Michigan       49321
     (City)         (State)        (Zip)


2.   Issuer Name and Ticker or Trading Symbol
     SEMCO Energy, Inc. -- SMGS


3.   IRS or Social Security Number of Reporting Person (Voluntary)



4.   Statement for Month/Year
     April 1998


5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer (Check all applicable)
     [X] Director                       [ ] 10% Owner
     [ ] Officer (give title below)     [ ] Other (specify below)


                         -------------------------------


7.   Individual or Joint/Group Filing (Check applicable line)

     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person

                          Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of        2. Trans-       3. Trans-      4. Securities Acquired (A)     5. Amount of        6. Owner-         7. Nature
   Security           action          action         or Disposed of (D)             Securities          ship              of In-
   (Instr. 3)         Date            Code           (Instr. 3, 4 and 5)            Beneficially        Form:             direct
                                      (Instr.     --------------------------        Owned at            Direct            Bene-
                      (Month/         8)                      (A)                   End of              (D) or            ficial
                       Day/        ----------                  or                   Month               Indirect          Owner-
                       Year)       Code    V       Amount     (D)     Price         (Instr. 3           (I)               ship
                                                                                    and 4)              (Instr. 4)        (Instr. 4)
----------------   --------------  ----   ---     --------    ---    -------     ------------------  ----------------  -------------
Common Stock       04/15/98         P             204.9180     A     $17.08      8,447.2876               D

Common Stock                                                                     8,615                    I            By Family
                                                                                                                       Foundation

                           Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
1.         2.        3.        4.         5.                 6.                7.             8.       9.        10.       11.
Title of   Conver-   Trans-    Transac-   Number of Deriv-   Date Exer-        Title and      Price    Number    Owner-    Nature
Deriva-    sion or   action    tion Code  ative Securities   cisable and       Amount of      of       of Deriv- ship      of In-
tive       Exercise  Date      (Instr.    Acquired (A) or    Expiration        Underlying     Deriv-   ative     Form      direct
Security   Price of  (Month/   8)         Disposed of (D)    Date              Securities     ative    Secur-    of De-    Bene-
(Instr.    Deriv-    Day/                 (Instr. 3, 4,      (Month/Day/       (Instr. 3      Secur-   ities     rivative  ficial
3)         ative     Year)                and 5)             Year)             and 4)         ity      Bene-     Secu-     Own-
           Security            ---------- ------------------ ---------------   -------------- (Instr.  ficially  ity:      ership
                                                                                              5)       Owned     Direct    (Instr.
                                                                                       Amount          at End    (D) or    4)
                                                             Date                      or              of        Indi-
                                                             Exer-   Expir-            Num-            Month     rect (I)
                                                             cis-    ation     Title   ber of          (Instr.   (Instr.
                               Code   V      (A)      (D)    able    Date              Shares          4)        4)
---------- --------- --------- ----- ---- --------  -------- ------- --------  ------- ------ -------- --------- --------- --------
Stock      $16.75    March 2,  A     V    1,000              <F1>    March 2,  Common  1,000  0        1,000     D
Option               1998                                            2008      Stock

<F1>
The option vests in three equal annual installments beginning on March 2, 1999.

Explanation of Responses:
See footnote above.

                                   Stewart J. Kniff         May 1, 1998
                                   -----------------------  -----------------
                                   **Signature of                Date
                                     Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).